Exhibit 99.2

Financial Report

Results of Operations

Three-month period ended March 31, 20261

During the three-month period ended March 31, 2026, we had an average of 30.5 vessels in our owned fleet. Furthermore, during the three-month period ended March 31, 2026, we chartered-in an average of 23.8 third-party dry bulk vessels.

During the three-month period ended March 31, 2026, we sold the vessels Clara and Miracle with an aggregate DWT capacity of 237,200.

During the three-month period ended March 31, 2026, our fleet ownership days totaled 2,742. Ownership days are one of the primary drivers of voyage revenue and vessels’ operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

Consolidated Financial Results and Vessels’ Operational Data

Three-month period ended March 31, 2026
(Expressed in millions of U.S. dollars)
Voyage revenue	$104.0
Voyage revenue – related parties	7.5
Total voyage revenue	111.5
Voyage expenses	(23.0)
Charter-in hire expenses	(46.0)
Voyage expenses – related parties	(0.8)
Vessels’ operating expenses	(16.7)
General and administrative expenses	(2.3)
Management and agency fees – related parties	(5.4)
General and administrative expenses – non-cash component	(0.9)
Amortization of dry-docking and special survey costs	(1.6)
Depreciation	(8.6)
Gain on sale of vessels	7.7
Foreign exchange losses	(0.1)
Interest income	1.6
Interest and finance costs	(2.6)
Other, net	(5.2)
Gain on derivative instruments, net	2.3
Net Income	$9.9

1 The discussion below reflects the first quarter 2026 consolidated financial results of Costamare Bulkers. No comparative figures are presented for the first quarter of 2025, as Costamare Bulkers had nominal operations during that time.

Three-month period ended March 31,
(Expressed in millions of U.S. dollars)	2026
Total voyage revenue	$111.5
Total voyage revenue adjusted on a cash basis (I)	$111.5

Vessels’ operational data

Three-month period ended March 31, 2026
Average number of vessels(II)	30.5
Ownership days(II)	2,742
Number of vessels under dry-docking and special survey(II)	3

(I) Total voyage revenue adjusted on a cash basis represents Total voyage revenue adjusted for any non-cash revenue recognized during the period resulting from certain charter arrangements and is not a recognized measurement under GAAP. No such adjustment was required for the three-month period ended March 31, 2026.

(II) Vessels in our owned fleet.

Total Voyage Revenue

Total voyage revenue was $111.5 million during the three-month period ended March 31, 2026, and mainly includes voyage revenue earned by the charter-out activities of both owned and chartered-in vessels and contractual reimbursements from certain of our charterers for EU Emissions Allowances (“EUAs”) and Fuel EU Maritime penalties.

Voyage Expenses

Voyage expenses were $23.0 million for the three-month period ended March 31, 2026. Voyage expenses mainly include (i) fuel consumption, primarily relating to the activities of the charter-in vessels, (ii) third-party commissions, (iii) port expenses, (iv) canal tolls and (v) EUAs and Fuel EU Maritime expenses; however, a significant portion of EUAs and Fuel EU Maritime expenses are contractually reimbursed by the charterers, as discussed in “Total Voyage Revenue”, mitigating the net expenses impact.

Charter-in Hire Expenses

Charter-in hire expenses were $46.0 million for the three-month period ended March 31, 2026, relating to the chartering-in of third-party dry bulk vessels.

Voyage Expenses – related parties

Voyage expenses – related parties were $0.8 million for the three-month period ended March 31, 2026. Voyage expenses – related parties represent (i) fees of 1.25%, in the aggregate, on voyage revenues earned by our owned fleet charged by a related manager and a related service provider and (ii) address commissions on certain charter-out agreements payable to a related agent. This commission is subsequently paid in full on a back-to-back basis by the related agent to its respective third-party clients with no benefit for the related agent.

Vessels’ Operating Expenses

Vessels’ operating expenses were $16.7 million during the three-month period ended March 31, 2026. Daily vessels’ operating expenses were $6,094 for the three-month period ended March 31, 2026. Daily operating expenses are calculated as vessels’ operating expenses for the period over the ownership days of the period.

General and Administrative Expenses

General and administrative expenses were $2.3 million during the three-month period ended March 31, 2026 and include an amount of $0.7 million that was paid to a related service provider.

Management and Agency Fees – related parties

Management fees charged by our related party managers were $3.0 million during the three-month period ended March 31, 2026. The amounts charged by our related party managers include amounts paid to third party managers of $0.6 million for the three-month period ended March 31, 2026. Furthermore, during the three-month period ended March 31, 2026, agency fees of $2.4 million, in aggregate, were charged by four related agents.

General and Administrative Expenses – non-cash component

General and administrative expenses - non-cash component for the three-month period ended March 31, 2026 amounted to $0.9 million, representing the value of the shares issued to a related service provider on March 30, 2026.

Amortization of Dry-Docking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs was $1.6 million during the three-month period ended March 31, 2026. During the three-month period ended March 31, 2026, two vessels underwent and completed their dry-docking and special surveys and one vessel was in the process of completing her dry-docking and special survey.

Depreciation

Depreciation expense for the three-month period ended March 31, 2026 was $8.6 million.

Gain on Sale of Vessels

During the three-month period ended March 31, 2026, we recorded an aggregate gain of $7.7 million from the sale of the dry bulk vessels Clara and Miracle.

Interest Income

Interest income amounted to $1.6 million for the three-month period ended March 31, 2026.

Interest and Finance Costs

Interest and finance costs were $2.6 million during the three-month period ended March 31, 2026. Interest and finance costs include mainly interest expense on our bank loans, amortization of deferred financing costs, bank charges and other financial expenses.

Other, net

Other, net, amounted to $5.2 million during the three-month period ended March 31, 2026, mainly related to certain non-recurring expenses in connection with the realignment of the operating platform.

Gain on Derivative Instruments, net

As of March 31, 2026, we hold derivative financial instruments that do not qualify for hedge accounting. The change in the fair value of each derivative instrument that does not qualify for hedge accounting is recorded in the consolidated statements of income.

As of March 31, 2026, the fair value of these instruments, in aggregate, amounted to a net asset of $2.7 million. During the three-month period ended March 31, 2026, the change in the fair value (fair value as of, March 31, 2026 compared to fair value as of December 31, 2025) of the derivative instruments, including their realized components during the period, resulted in a net gain of $2.3 million, which has been included in Gain on Derivative Instruments, net.

Cash Flows

Three-month period ended March 31, 20262

Condensed cash flows
(Expressed in millions of U.S. dollars)	Three-month period ended March 31, 2026
Net Cash Provided by Operating Activities	$18.9
Net Cash Provided by Investing Activities	$38.6
Net Cash Used in Financing Activities	$(14.6)

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities for the three-month period ended March 31, 2026, was $18.9 million. Net cash flows are mainly affected by (i) the net cash from operations, (ii) the working capital (Current assets minus Current liabilities) position, excluding the current portion of long-term debt, (iii) the dry-docking and special survey costs and (iv) the interest payments.

Net Cash Provided by Investing Activities

Net cash provided by investing activities was $38.6 million in the three-month period ended March 31, 2026, which mainly consisted of proceeds we received from the sale of the dry bulk vessels Clara and Miracle; partly offset by (i) an advance payment for the acquisition of the secondhand dry bulk vessel Astros (ex. Koushun) and (ii) payments for upgrades for certain of our dry bulk vessels.

Net Cash Used in Financing Activities

Net cash used in financing activities was $14.6 million in the three-month period ended March 31, 2026, which consisted of payments relating to our debt financing agreements.

Liquidity and Unencumbered Vessels

Cash and cash equivalents

As of March 31, 2026, we had Cash and cash equivalents (including restricted cash) of $258.5 million and $10.1 million in margin deposits in relation to our FFAs, bunker swaps and EUA futures. Including the $84.7 million of available undrawn funds from our hunting license facility, our total liquidity as of March 31, 2026, was approximately $353.3 million.

Debt-free vessels

As of May 12, 2026, the following vessels were free of debt.

Unencumbered Vessels

Vessel Name	Year Built	DWT Capacity

ALWINE	2014	61,090
AUGUST	2015	61,090
ASTROS	2018	60,297

2 The discussion below reflects the first quarter 2026 consolidated condensed cash flows of Costamare Bulkers. No comparative figures are presented for the first quarter of 2025, as Costamare Bulkers had nominal operations during that time.

Forward-Looking Statements

This earnings release contains “forward-looking statements”. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could”, “expect” and similar expressions. You should not place undue reliance on these statements. These statements are not historical facts but instead represent only the Company’s beliefs regarding future results, many of which, by their nature, are inherently uncertain and outside of the Company’s control. Although the Company believes that its expectations stated in this earnings release are based on reasonable assumptions, it is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in the Company’s Annual Report on Form 20-F (File No. 001-42581). All forward-looking statements reflect management’s current views with respect to certain future events, and the Company expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in the Company’s views or expectations, or otherwise.

Company Contacts:

Gregory Zikos – Chief Executive Officer

Dimitris Pagratis - Chief Financial Officer

Konstantinos Tsakalidis - Business Development

Costamare Bulkers Holdings Limited, Monaco

Tel: (+377) 92 00 1745

Email: ir@costamarebulkers.com

Owned Vessels Fleet List

The table below provides information about our owned fleet as of May 12, 2026.

	Vessel Name	Year Built	Capacity (DWT)
1	FRONTIER	2012	181,415
2	PROSPER	2012	179,895
3	DORADO	2011	179,842
4	MAGNES	2011	179,546
5	IMPERATOR	2012	176,387
6	ENNA	2011	175,975
7	AEOLIAN	2012	83,478
8	GRENETA	2010	82,166
9	HYDRUS	2011	81,601
10	PHOENIX	2012	81,569
11	BUILDER	2012	81,541
12	FARMER	2012	81,541
13	SAUVAN	2010	79,700
14	MERCHIA	2015	63,585
15	DAWN	2018	63,561
16	SEABIRD	2016	63,553
17	ORION	2015	63,473
18	DAMON	2012	63,301
19	ARYA	2013	61,424
20	ALWINE	2014	61,090
21	AUGUST	2015	61,090
22	ASTROS (ex. KOUSHUN)	2018	60,297
23	ATHENA	2012	58,018
24	ERACLE	2012	58,018
25	NORMA	2010	58,018
26	CURACAO	2011	57,937
27	URUGUAY	2011	57,937
28	SERENA	2010	57,266
29	LIBRA	2010	56,701
30	BERMONDI	2009	55,469

Chartered-In Vessels Fleet List

The table below provides information about our chartered-in fleet3 as of May 12, 2026.

	Vessel Name	Year Built	Capacity (DWT)	Earliest Redelivery to Owners
1	SHANDONG MIGHTINESS	2021	210,896	September 2026
2	CAPE PROTEUS (i)	2011	180,585	April 2027
3	GRAMPUS CHARM	2013	82,937	July 2026
4	GRAND OCEAN	2023	82,698	TC Trips
5	APJ PRITI 2	2006	82,574	July 2026
6	NEW ERA	2011	82,153	September 2026
7	M EXPLORER	2010	82,094	TC Trip
8	ADMIRAL JIMMU	2020	82,024	October 2026
9	EVER MAJESTY	2021	81,936	TC Trips
10	MAJESTIC STAR	2020	81,878	July 2026
11	PACIFIC CELERITY	2025	81,869	TC Trip
12	HERMES CENTURY	2026	81,800	February 2031
13	LADY ANNE	2020	81,688	TC Trip
14	GEORGITSI (i)	2012	81,309	September 2026
15	PLATANOS	2011	81,123	TC Trips
16	W-LUNA	2016	81,115	TC Trip
17	SEA UNITY	2016	81,112	September 2026
18	RB JAKE	2016	81,039	TC Trip
19	GEMINI OCEAN	2017	80,982	September 2026
20	STAHLA	2012	76,049	TC Trip
(i)	Time-chartered out for the whole remaining charter-in period.

Chartered-In Newbuilding Vessel

	Vessel	Capacity (DWT)	Estimated Delivery
1	Newbuilding	82,400	Q2 2027 – Q1 2028

3 Excluding (i) two vessels already sub-chartered out to Cargill on back to back terms and (ii) one vessel whose charter-in agreement is scheduled to be novated to Cargill, pursuant to the Cooperation Agreement.

COSTAMARE BULKERS HOLDINGS LIMITED
Consolidated Statement of Income

	Three-month period ended March 31,
(Expressed in thousands of U.S. dollars, except share and per share amounts)	2025	2026
	(Unaudited)	(Unaudited)
REVENUES:
Voyage revenue	$-	$103,963
Voyage revenue – related parties	-	7,545
Total voyage revenue	-	111,508

EXPENSES:
Voyage expenses	-	(22,977)
Charter-in hire expenses	-	(45,976)
Voyage expenses – related parties	-	(793)
Vessels’ operating expenses	-	(16,709)
General and administrative expenses	-	(2,274)
Management and agency fees – related parties	-	(5,421)
General and administrative expenses – non-cash component	-	(936)
Amortization of dry-docking and special survey costs	-	(1,607)
Depreciation	-	(8,645)
Gain on sale of vessels	-	7,741
Foreign exchange losses	-	(74)
Operating Income	-	13,837

OTHER INCOME / (EXPENSES):
Interest income	18	1,643
Interest and finance costs	-	(2,635)
Other, net	-	(5,250)
Gain on derivative instruments, net	-	2,341
Total other income / (expenses), net	18	(3,901)
Net income	$18	$9,936

Earnings per common share, basic and diluted	$1.80	$0.41
Weighted average number of shares, basic and diluted	10,000	24,181,817

COSTAMARE BULKERS HOLDINGS LIMITED

Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)	As of December 31, 2025	As of March 31, 2026
ASSETS	(Audited)	(Unaudited)
CURRENT ASSETS:
Cash and cash equivalents	$211,845	$255,105
Margin deposits	10,825	10,148
Accounts receivable	22,597	13,607
Inventories	14,217	14,569
Due from related parties	4,444	4,322
Insurance claims receivable	4,785	4,567
Fair value of derivatives	268	2,673
Prepayments and other	24,668	17,273
Total current assets	293,649	322,264
FIXED ASSETS, NET:
Vessels and advances, net	565,547	527,379
Total fixed assets, net	565,547	527,379
NON-CURRENT ASSETS:
Deferred charges, net	18,357	22,160
Operating leases, right-of-use assets	41,667	21,216
Accounts receivable, non-current	5,503	5,586
Due from related parties, non-current	1,050	975
Restricted cash	3,650	3,350
Total assets	$929,423	$902,930
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$14,995	$13,962
Operating lease liabilities, current portion	39,155	20,648
Accounts payable	26,028	26,260
Due to related parties	5,145	4,815
Accrued liabilities	9,732	11,134
Unearned revenue	11,911	6,725
Fair value of derivatives	825	-
Other current liabilities	15,385	14,439
Total current liabilities	123,176	97,983
NON-CURRENT LIABILITIES:
Long-term debt, net of current portion	140,599	127,401
Other non-current liabilities	-	1,026
Total non-current liabilities	140,599	128,427
COMMITMENTS AND CONTINGENCIES	-	-
STOCKHOLDERS’ EQUITY:
Preferred stock	-	-
Common stock	2	2
Additional paid-in capital	702,992	703,928
Accumulated deficit	(37,346)	(27,410)
Total stockholders’ equity	665,648	676,520
Total liabilities and stockholders’ equity	$929,423	$902,930

COSTAMARE BULKERS HOLDINGS LIMITED PREDECESSOR

Combined Carve-out Statements of Operations4

	For the three-month period ended March 31,
(Expressed in thousands of U.S. dollars)	2024	2025
REVENUES:	(Unaudited)	(Unaudited)
Voyage revenue	$254,616	$167,671
Voyage revenue – related parties	-	55,689
Total voyage revenue	254,616	223,360

EXPENSES:
Voyage expenses	(88,684)	(78,803)
Charter-in hire expenses	(144,350)	(111,518)
Voyage expenses-related parties	(572)	(2,409)
Vessels’ operating expenses	(21,316)	(19,553)
General and administrative expenses	(2,969)	(4,344)
General and administrative expenses – related parties	(872)	(767)
Management and agency fees - related parties	(7,529)	(6,953)
Amortization of dry-docking and special survey costs	(1,430)	(1,606)
Depreciation	(8,969)	(10,088)
Gain on sale of vessels, net	993	-
Loss on vessels held for sale	-	(4,669)
Vessel’s impairment loss	-	(179)
Foreign exchange gains/ (losses)	(68)	136
Operating loss	(21,150)	(17,393)
OTHER INCOME / (EXPENSES):
Interest income	433	198
Interest and finance costs, net	(6,098)	(5,478)
Interest expense – related parties	-	(629)
Other, net	81	(50)
Gain on derivative instruments, net	25,786	9,673
Total other income, net	20,202	3,714
Net loss	$(948)	$(13,679)

4 This statement includes combined carve-out financial information for Costamare Bulkers Holdings Limited Predecessor, prepared in accordance with the same accounting principles as disclosed in Costamare Bulkers’ Annual Report on Form 20-F (File No. 001-42581).

COSTAMARE BULKERS HOLDINGS LIMITED PREDECESSOR

Combined Carve-out Balance Sheet5

(Expressed in thousands of U.S. dollars)
December 31, 2024

ASSETS	(Audited)
CURRENT ASSETS:
Cash and cash equivalents	$49,858
Restricted cash	941
Margin deposits	45,221
Accounts receivable, net	39,648
Inventories	44,500
Due from related parties	7,014
Fair value of derivatives	197
Insurance claims receivable	2,842
Prepayments and other assets	49,796
Total current assets	240,017
FIXED ASSETS, NET:
Vessels and advances, net	671,844
Total fixed assets, net	671,844
OTHER NON-CURRENT ASSETS:
Accounts receivable, net, non-current	1,610
Deferred charges, net	19,119
Due from related parties, non-current	1,050
Fair value of derivatives, non-current	147
Restricted cash, non-current	9,236
Operating leases, right-of-use assets	297,975
Total assets	$1,240,998
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs	$30,505
Related party loans	85,000
Accounts payable	41,477
Due to related parties	5,319
Operating lease liabilities, current portion	205,172
Accrued liabilities	11,906
Unearned revenue	22,911
Fair value of derivatives	14,465
Other current liabilities	3,902
Total current liabilities	420,657
NON-CURRENT LIABILITIES:
Long-term debt, net of current portion and deferred financing costs	305,724
Operating lease liabilities, non-current portion	87,424
Fair value of derivatives, non-current portion	5,174
Total non-current liabilities	398,322
COMMITMENTS AND CONTINGENCIES	-
SHAREHOLDERS’ EQUITY:
Common shares	250
Additional paid-in capital	207,284
Net Parent Investment	312,546
Accumulated deficit	(98,061)
Total shareholders’ equity	422,019
Total liabilities and shareholders’ equity	$1,240,998

5 This statement includes combined carve-out financial information for Costamare Bulkers Holdings Limited Predecessor, prepared in accordance with the same accounting principles as disclosed in Costamare Bulkers’ Annual Report on Form 20-F (File No. 001-42581).

Financial Summary

(Expressed in thousands of U.S. dollars, except share and per share data)	Three-month period ended March 31, 2026

Voyage revenue	$103,963
Voyage revenue – related parties	$7,545
Total voyage revenue	$111,508

Total voyage revenue adjusted on a cash basis (1)	$111,508

Adjusted Net Income (2)	$12,424
Weighted Average number of shares	24,181,817
Adjusted Earnings per share (2)	$0.51

Net Income	$9,936
Weighted Average number of shares	24,181,817
Earnings per share	$0.41

(1) “Total voyage revenue adjusted on a cash basis” represents Total voyage revenue adjusted for any non-cash revenue recognized during the period resulting from certain charter arrangements with escalating or descending rates. This measure is not a recognized measurement under U.S. generally accepted accounting principles (“GAAP”). Management believes that the presentation of Total voyage revenue adjusted on a cash basis is useful to investors because it reflects charter revenue for the relevant period based on the applicable contractual charter rates during such period. No such adjustment was required for the three-month period ended March 31, 2026.

(2) Adjusted Net Income and Adjusted Earnings per Share are non-GAAP measures. Refer to the reconciliation of Net Income to Adjusted Net Income and Adjusted Earnings per Share.

Non-GAAP Measures

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons, between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. The tables below set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the relevant period. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, voyage revenue, net income, or other measures determined in accordance with GAAP. Non-GAAP financial measures include (i) Total voyage revenue adjusted on a cash basis (reconciled above), (ii) Adjusted Net Income and (iii) Adjusted Earnings per Share.

Reconciliation of Net Income to Adjusted Net Income and Adjusted Earnings per Share

Three-month period ended March 31, 2026
(Expressed in thousands of U.S. dollars, except share and per share data)
Net Income	$9,936
Deferred charter-in expense	(456)
General and administrative expenses - non-cash component	936
Non-recurring, non-cash write-off of loan deferred financing costs	166
Non-recurring expenses for realignment of operating platform	5,071
Gain on derivative instruments, excluding realized (gain) / loss on derivative instruments (1)	(3,229)
Adjusted Net Income	$12,424
Adjusted Earnings per Share	$0.51
Weighted average number of shares	24,181,817

Adjusted Net Income and Adjusted Earnings per Share represent Net Income before deferred charter-in expense, non-recurring, non-cash write-off of loan deferred financing costs, non-recurring expenses for realignment of operating platform, general and administrative expenses - non-cash component and gain on derivative instruments, excluding realized (gain)/loss on derivative instruments. However, Adjusted Net Income and Adjusted Earnings per Share are not recognized measurements under U.S. GAAP. We believe that the presentation of Adjusted Net Income and Adjusted Earnings per Share are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net Income and Adjusted Earnings per Share are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net Income and Adjusted Earnings per Share are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net Income and Adjusted Earnings per Share generally eliminates the effects of the accounting, effects of certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net Income and Adjusted Earnings per Share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net Income and Adjusted Earnings per Share should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Previously, the Company’s calculation of Adjusted Net Income and Adjusted Earnings per Share included adjustments for any gain/loss incurred in connection with the sale of vessels and for any loss on vessels held for sale. As the Company’s fleet management activities may, subject to market and other conditions, periodically include the sale of dry bulk vessels, the Company no longer includes such adjustments in its calculation of these non-GAAP measures beginning with the results for the first quarter ended March 31, 2026. We believe this updated methodology provides a more meaningful view of the Company’s operating performance.

(1)	Items to consider for comparability, when prior period figures are presented, include gains and charges. Gains positively impacting Net Income are reflected as deductions to Adjusted Net Income. Charges negatively impacting Net Income are reflected as increases to Adjusted Net Income.

Owned Dry Bulk Fleet Utilization(1)

Three-month period ended March 31, 2026

Owned Dry Bulk Fleet Available Days	2,587
Owned Dry Bulk Fleet Utilization	97.4%

(1) We calculate utilization of our owned dry bulk fleet (including vessels chartered-in by CBI) by dividing (i) the aggregate number of our on-hire days and ballast days (excluding dry dock ballast days) in a period of our owned dry bulk fleet by (ii) the number of our available days (owned dry bulk fleet) during such period. We use the following definitions in our calculation of utilization of owned dry bulk fleet:

•	On-hire days. We define on-hire days as the total days that a vessel was on-hire during a period.

•	Ballast days (excluding dry dock ballast days). We define ballast days (excluding dry dock ballast days) during a period, as the total number of days that a vessel is not on-hire, but is conducting ordinary ship operations (other than dry dock ballast days) which includes repositioning from a discharging port to a loading port, sailing to a port for the conclusion of a prospective sale of a vessel or a change of the technical manager of a vessel.

•	Available days. We define available days as the number of our ownership days of our owned dry bulk fleet during a period less the aggregate number of dry dock days and dry dock ballast days during such period. We use the following definitions in our calculation of available days (owned dry bulk fleet):

✓	Dry dock days. We define dry dock days as the days during a period that a vessel underwent scheduled repairs or repairs under guarantee, vessel upgrades, scheduled dry-docking or special surveys.

✓	Dry dock ballast days. We define dry dock ballast days as the total days during a period that a vessel spends sailing to and from a shipyard for scheduled repairs or repairs under guarantee, vessel upgrades, scheduled dry-docking or special surveys.